PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT FACSIMILE

WRITER'S DIRECT E-MAIL ADDRESS

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

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TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

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TELEPHONE (416) 504-0520

2001 K STREET, NW
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TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
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TELEPHONE (302) 655-4410

MATTHEW W. ABBOTT
ALLAN J. ARFFA
ROBERT A. ATKINS
DAVID J. BALL
JOHN F. BAUGHMAN
LYNN B. BAYARD
DANIEL J. BELLER
CRAIG A. BENSON
MITCHELL L. BERG
MARK S. BERGMAN
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
JAMES L. BROCHIN
RICHARD J. BRONSTEIN
DAVID W. BROWN
SUSANNA M. BUERGEL
PATRICK S. CAMPBELL*
JESSICA S. CAREY
JEANETTE K. CHAN
YVONNE Y. F. CHAN
LEWIS R. CLAYTON
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
CHARLES E. DAVIDOW
DOUGLAS R. DAVIS
THOMAS V. DE LA BASTIDE III
ARIEL J. DECKELBAUM
ALICE BELISLE EATON
ANDREW J. EHRLICH
GREGORY A. EZRING
LESLIE GORDON FAGEN
MARC FALCONE
ANDREW C. FINCH
BRAD J. FINKELSTEIN
ROBERTO FINZI
PETER E. FISCH
ROBERT C. FLEDER
MARTIN FLUMENBAUM
ANDREW J. FOLEY
HARRIS B. FREIDUS
MANUEL S. FREY
ANDREW L. GAINES
KENNETH A. GALLO
MICHAEL E. GERTZMAN
PAUL D. GINSBERG
ADAM M. GIVERTZ
ROBERT D. GOLDBAUM
NEIL GOLDMAN
ERIC S. GOLDSTEIN
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
UDI GROFMAN
NICHOLAS GROOMBRIDGE
BRUCE A. GUTENPLAN
GAINES GWATHMEY, III
ALAN S. HALPERIN
JUSTIN G. HAMILL
CLAUDIA HAMMERMAN
GERARD E. HARPER
BRIAN S. HERMANN
ROBERT M. HIRSH
MICHELE HIRSHMAN
JOYCE S. HUANG
DAVID S. HUNTINGTON
MEREDITH J. KANE
ROBERTA A. KAPLAN
BRAD S. KARP
JOHN C. KENNEDY
ALAN W. KORNBERG
DANIEL J. KRAMER
DAVID K. LAKHDHIR
STEPHEN P. LAMB*
JOHN E. LANGE
DANIEL J. LEFFELL
XIAOYU GREG LIU
JEFFREY D. MARELL
MARCO V. MASOTTI
EDWIN S. MAYNARD
DAVID W. MAYO
ELIZABETH R. McCOLM
MARK F. MENDELSOHN
TOBY S. MYERSON
JOHN E. NATHAN
CATHERINE NYARADY
JOHN J. O'NEIL
ALEX YOUNG K. OH
BRAD R. OKUN
KELLEY D. PARKER
MARC E. PERLMUTTER
MARK F. POMERANTZ
VALERIE E. RADWANER
CARL L. REISNER
WALTER G. RICCIARDI
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
JACQUELINE P. RUBIN
RAPHAEL M. RUSSO
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
DALE M. SARRO
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JAMES H. SCHWAB
JOHN M. SCOTT
STEPHEN J. SHIMSHAK
DAVID R. SICULAR
MOSES SILVERMAN
STEVEN SIMKIN
JOSEPH J. SIMONS
MARILYN SOBEL
AUDRA J. SOLOWAY
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
ROBYN F. TARNOFSKY
MONICA K. THURMOND
DANIEL J. TOAL
LIZA M. VELAZQUEZ
MARIA T. VULLO
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
BETH A. WILKINSON
STEVEN J. WILLIAMS
LAWRENCE I. WITDORCHIC
MARK B. WLAZLO
JULIA T.M. WOOD
JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR

September 13, 2012

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Yamana Gold Inc.**
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Response dated July 31, 2012
File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client Yamana Gold Inc. (the "Company"), we acknowledge receipt of your letter dated September 10, 2012 regarding the above-captioned Form 40-F. As discussed by telephone yesterday, the Company will provide its response to your letter by October 9, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz